[Letterhead of Debevoise & Plimpton LLP]

August 5, 2009

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

BWAY Holding Company

Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of BWAY Holding Company (the “Registrant”), we are transmitting for filing in electronic format pursuant to Rule 101(a)(1)(i) of Regulation S-T, a Registration Statement on Form S-3 (the “Registration Statement”), with exhibits, relating to the registration under the Securities Act of 1933, and the rules and regulations thereunder, of up to 12,071,218 shares of the Registrant’s common stock. The Registrant’s filing fee for this Registration Statement is $10,885.

The original signature pages to the Registration Statement have been manually executed and will be retained by the Registrant in accordance with Rule 302(b) of Regulation S-T.

Should you have any questions, please telephone the undersigned at (212) 909-6036.

Very truly yours,

/s/ Steven J. Slutzky

Steven J. Slutzky